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PRESS-RELEASE


Grohe stays on growth path
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GLOBAL SALES UP 2% TO EUR 898 MILLION / GROWTH
DESPITE SEVERE MARKET WEAKNESS IN GERMANY /
GLOBAL MARKET POSITION IMPROVED

                                                               February 17, 2003
                                                 Preliminary results for FY 2002
                                                                   08-2003-BB-GI

Hemer, February 17, 2003. Grohe, a global manufacturer of sanitary products and systems, was able to expand its international market position in FY 2002 (ended Dec. 31). The Group reported sales of approx. EUR 898 million, up 2% on the previous year's EUR 881 million. Board Chairman
Peter Korfer-Schun called the performance satisfactory. "Our international expansion has continued unabated, with international sales now accounting for 75% (2001: 72%) of total sales. The ongoing crisis in Germany made a better result impossible, though."

Grohe generated domestic sales of approx. EUR 226 million, down approx. 8% on the previous year's
EUR 245 million. This means that the Group outperformed the industry, which declined by a double-digit percentage. In Europe (excluding
Germany), the company reported a 5.5% increase in sales to EUR 433 million (2001: EUR 411


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million). Overseas sales climbed 6.4% to EUR 239
million (2001: EUR 225 million). Grohe
consolidated and expanded its market position both in Germany and internationally.

The Managing Board will present detailed information on FY 2002 at the press conference on financial statements to be held in Dusseldorf on May 14, 2003.

Ansprechpartner:
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GROHE                           Tel.: 02372 / 93-2421
Abteilung Presse & PR           Fax: 02372 / 93-2431
Dr. Bernd Buhmann               E-Mail: b.buhmann@grohe.de
Industriepark Edelburg          Homepage: WWW.GROHE.com
58675 Hemer